SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number: 001-34989

iSoftStone Holdings Limited

International Software Plaza

Building 9 Zhongguancun Software Park

No. 8 West Dongbeiwang Road, Haidian District

Beijing 100193, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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iSoftStone Holdings Limited

Form  6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated November 14, 2011	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iSoftStone Holdings Limited

By:	/s/ Xiaosong Zhang
Name:	Xiaosong Zhang
Title:	Chief Financial Officer

Date: November 14, 2011

Exhibit 99.1

iSoftStone Reports Higher Revenues and Net Income for the Third Quarter 2011

BEIJING, China, November 14, 2011 /PRNewswire-FirstCall/ — iSoftStone Holdings Limited (“iSoftStone”, or “the Company”, NYSE: ISS), a leading China-based IT services provider, today reported higher revenues, net income, and diluted earnings per ADS in its unaudited financial results for the third quarter 2011.

Third quarter 2011 financial and operating results

•	Net revenues increased 44.2% to $73.7 million in the third quarter 2011 from $51.1 million in the third quarter 2010.

•	Gross profit increased 40.0% to $26.5 million in the third quarter 2011 from $19.0 million in the third quarter 2010.

•	Net income increased 166.1% to $5.7 million in the third quarter 2011 from $2.1 million in the third quarter 2010.

•	Non-GAAP net income (note 1) increased 75.6% to $9.1 million in the third quarter 2011 from $5.2 million in the third quarter 2010.

•	Diluted earnings per American Depositary Share (“ADS”) were $0.09 in the third quarter 2011 and $0.03 in the third quarter 2010. Each ADS represents 10 ordinary shares.

•	Non-GAAP diluted earnings per ADS (note 1) were $0.15 in the third quarter 2011 and $0.12 in the third quarter 2010.

•	Total number of employees increased 28.1% to 11,750 as of September 30, 2011 from 9,172 as of September 30, 2010.

First nine months 2011 financial and operating results

•	Net revenues increased 46.1% to $197.6 million in the first nine months 2011 from $135.2 million in the first nine months 2010.

•	Gross profit increased 50.0% to $71.8 million in the first nine months 2011 from $47.9 million in the first nine months 2010.

•	Net income increased to $16.7 million in the first nine months 2011 from $0.3 million in the first nine months 2010.

•	Non-GAAP net income (note 1) increased 115.7% to $23.1 million in the first nine months 2011 from $10.7 million in the first nine months 2010.

•	Diluted earnings per ADS were an income of $0.28 in the first nine months 2011 and a loss of $0.15 in the first nine months 2010. Each ADS represents 10 ordinary shares.

•	Non-GAAP diluted earnings per ADS (note 1) were $0.38 in the first nine months 2011 and $0.19 in the first nine months 2010.

Mr. T.W. Liu, iSoftStone’s Chairman and Chief Executive Officer, said, “We achieved our top line growth and profit targets for the third quarter 2011 as strong market demand and our intense focus on operations and deliveries continued to contribute to our positive results.

“We are doing well at diversifying our business base organically. The number of our million-dollar clients exceeded 40 as of September 30, 2011, compared with 30 on December 31 last year. In addition, our continuous new customer wins in both our geographic markets and in all industry verticals have helped to lay a better foundation for future growth in the coming years.

“While facing the challenging cost inflation environment, we managed our cost base carefully, during the third quarter and first nine months of 2011, through pricing adjustments, operational efficiency improvements, and optimizing the cost structure of our project delivery employees. It seems all of our effort has shown good results. We are confident that we can achieve our goals for 2011.

“Looking at the year ahead of us, our work in greater China should continue to benefit from the expanding Chinese economy. We remain cautious about how the global front-end of our business will develop in 2012, because the global economy continues to be a concern, especially in Europe and the U.S.A. Although so far we have not yet seen any significant slowing in the demand for our services, we do expect reductions to take place if the global economy weakens further.”

Results of operations for the third quarter 2011

Net revenues

Net revenues increased $22.6 million or 44.2% to $73.7 million in the third quarter 2011 from $51.1 million in the third quarter 2010. The increase reflects mainly organic growth from existing and new clients.

Net revenues by service line

We derive net revenues by providing an integrated suite of IT services and solutions, including: (a) IT Services, which primarily includes application development and maintenance, or ADM, as well as R&D services and infrastructure and software services; (b) Consulting & Solutions; and (c) Business Process Outsourcing (“BPO”) services. The following table shows our net revenues by service line.

US$ in thousands, except %	2010Q3%		2011Q3%
IT services
ADM	17,760	34.8%	25,155	34.2%
R&D	17,749	34.7%	22,265	30.2%
Infrastructure and software	1,428	2.8%	2,831	3.8%

IT services, total	36,937	72.3%	50,251	68.2%
Consulting & Solutions	12,542	24.5%	20,275	27.5%
BPO services	1,643	3.2%	3,182	4.3%

Total net revenues	51,122	100.0%	73,708	100.0%

Net revenues from IT Services increased $13.4 million or 36.0% to $50.3 million in the third quarter 2011 from $36.9 million in the third quarter 2010. Net revenues from Consulting & Solutions increased $7.8 million or 61.7% to $20.3 million in the third quarter 2011 from $12.5 million in the third quarter 2010. Net revenues from BPO services increased 93.6% to $3.2 million in the third quarter 2011 from $1.6 million in the third quarter 2010. The increase of net revenues in each service line was primarily a result of deepening and broadening our engagements with existing clients and the addition of new clients.

Net revenues by geographic markets

We classify our net revenues into the following geographic markets: Greater China (which includes China, Taiwan, Hong Kong and Macau) and Global (which includes the United States, Europe, Japan and others) based on the headquarters locations of our clients. The following table shows our net revenues by geographic markets.

US$ in thousands, except %	2010Q3%		2011Q3%
Greater China	29,867	58.4%	43,638	59.2%
Global:
United States	12,838	25.1%	18,315	24.8%
Europe	3,025	5.9%	5,391	7.3%
Japan	5,371	10.5%	6,109	8.3%
Others	21	0.1%	255	0.4%

Global total	21,255	41.6%	30,070	40.8%

Total net revenues	51,122	100.0%	73,708	100.0%

We have experienced balanced growth across our geographic markets. Our net revenues from Greater China clients increased $13.7 million or 46.1% to $43.6 million in the third quarter 2011 from $29.9 million in the third quarter 2010. Net revenues from Global clients increased $8.8 million or 41.5% to $30.1 million in the third quarter 2011 from $21.3 million in the third quarter 2010.

Net revenues by client industry

We focus on serving clients, both globally and in China, in four target industry verticals, each with large and growing demand for IT services and solutions: technology; communications; banking, financial services and insurance, or BFSI; and energy, transportation and public sector. The following table shows our net revenues by client industry.

US$ in thousands, except %	2010Q3%		2011Q3%
Technology	16,287	31.9%	20,423	27.7%
Communications	20,332	39.7%	29,697	40.3%
BFSI	7,515	14.7%	14,290	19.4%
Energy, transportation and public	2,918	5.7%	4,524	6.1%
Others	4,070	8.0%	4,774	6.5%

Total net revenues	51,122	100.0%	73,708	100.0%

Net revenues from technology clients increased $4.1 million or 25.4% to $20.4 million in the third quarter 2011 from $16.3 million in the third quarter 2010. Net revenues from communications clients increased $9.4 million or 46.1% to $29.7 million in the third quarter 2011 from $20.3 million in the third quarter 2010. Net revenues from BFSI clients increased $6.8 million or 90.2% to $14.3 million in the third quarter 2011 from $7.5 million in the third quarter 2010. Net revenues from energy, transportation and public sector clients increased $1.6 million or 55.0% to $4.5 million in the third quarter 2011 from $2.9 million in the third quarter 2010. Net revenues from all other industries increased $0.7 million to $4.8 million in the third quarter 2011 from $4.1 million in the third quarter 2010.

Net revenues by key clients

Net revenues from our top five clients totaled $32.1 million or 43.5% of total net revenues in the third quarter 2011 compared with $24.4 million or 47.8% in the third quarter 2010. The reduced key client concentration reflected increased revenues from a broader client base.

Net revenues by pricing method

We provide our services on a time-and-expense basis, a fixed-price basis or for certain BPO services, on the basis of volume of work processed for our clients. The following table shows our net revenues by pricing method.

US$ in thousands, except %	2010Q3%		2011Q3%
Time-and-expense basis	20,950	41.0%	27,366	37.1%
Fixed-price basis	29,685	58.0%	45,165	61.3%
Volume basis (BPO)	487	1.0%	1,177	1.6%

Total net revenues	51,122	100.0%	73,708	100.0%

Net revenues from time-and-expenses basis projects increased $6.4 million or 30.6% to $27.4 million in the third quarter 2011 from $21.0 million in the third quarter 2010. Net revenues from fixed-price basis projects increased $15.5 million or 52.1% to $45.2 million in the third quarter 2011 from $29.7 million in the third quarter 2010. Net revenues from volume basis increased $0.7 million or 141.7% to $1.2 million in the third quarter 2011 from $0.5 million in the third quarter 2010.

Cost of revenues, gross profit and gross profit margin

Cost of revenues increased $15.0 million or 46.7% to $47.2 million in the third quarter 2011 from $32.2 million in the third quarter 2010 primarily due to service delivery employees added to enable and match the growth of our business.

Gross profit increased $7.5 million or 40.0% to $26.5 million in the third quarter 2011 from $19.0 million in the third quarter 2010. Gross profit margin decreased to 36.0% in the third quarter 2011 from 37.1% in the third quarter 2010 primarily due to (a) general salary increase and more fresh graduates hired in the third quarter 2011 compared to the third quarter 2010; (b) additional amortization of intangible asset derived from acquisition of Adventier in August 2011; (c) less government subsidies received as a percentage of net revenues in the third quarter 2011 and (d) partially offset by favorable business mix and efficiency improvements.

Operating expenses

Operating expenses increased $4.3 million or 24.8% to $21.3 million in the third quarter 2011 from $17.0 million in the third quarter 2010 primarily due to higher salary and compensation expenses, including share-based compensation expenses, as a result of our continuous investment in management capacity, sales force and marketing efforts to support our top line growth and research and development activities.

Excluding share-based compensation and amortization of intangible assets from acquisitions, the non-GAAP operating expenses (note 1) were $18.3 million, or 24.9% of net revenues in the third quarter 2011 compared with $15.3 million, or 29.8% of net revenues in the third quarter 2010. The decrease of operating expenses as a percentage of net revenues reflected the benefit of scalability from our earlier investments in management teams, sales and delivery network and infrastructure.

Income from operations

Income from operations was $5.8 million in the third quarter 2011 and $3.7 million in the third quarter 2010 due to the factors explained above.

Our non-GAAP income from operations (note 1) increased $3.8 million or 67.4% to $9.3 million in the third quarter 2011 from $5.5 million in the third quarter 2010.

Change in fair value of convertible notes derivatives

In December 2009 and April 2010, the company issued $38.0 million of Series C convertible notes to various holders. Certain terms of our issued convertible notes were determined as embedded derivatives and were carried at fair value at each period end. Upon the closing of our IPO in December 2010, $18.0 million of our convertible notes, together with interest thereon, were converted into our ordinary shares. On March 3, 2011, the remaining $20.0 million of our convertible notes, together with interest thereon, were converted into ordinary shares. As a result of the conversion of all convertible notes by March 3, 2011, we had no change in fair value of convertible notes derivatives in the third quarter 2011, compared with a loss of $0.2 million in the third quarter 2010.

Interest expense

Interest expense was nil in the third quarter 2011 and $1.4 million in the third quarter 2010. The interest expense in the third quarter 2010 was mainly the interest of $1.0 million accrued for our convertible notes, and $0.4 million on short-term bank borrowings. By March 3, 2011, all our convertible notes, together with accrued interest thereon, were converted into our ordinary shares. By June 30, 2011, we had repaid all of our short-term bank borrowings.

Income taxes

Income tax expense was $0.4 million in the third quarter 2011 compared with a benefit of $0.2 million in the third quarter 2010 primarily as a result of increased taxable profit or reduced loss in certain China entities and overseas entities. We currently estimate that the effective tax rate will be at approximately 5.9% for the year 2011.

Net income

Net income was $5.7 million in the third quarter 2011 and $2.1 million in the third quarter 2010. The improvement was due to the factors explained above.

Our non-GAAP net income (note 1) increased $3.9 million or 75.6% to $9.1 million in the third quarter 2011 from $5.2 million in the third quarter 2010.

Earnings per ADS

Basic earnings per ADS were $0.10 in the third quarter 2011 and $0.03 in the third quarter 2010.

Diluted earnings per ADS were $0.09 in the third quarter 2011 and $0.03 in the third quarter 2010.

Non-GAAP diluted earnings per ADS (note 1) were $0.15 in the third quarter 2011 and $0.12 in the third quarter 2010.

Each ADS represents 10 ordinary shares.

Cash and Cash Flow

As of September 30, 2011, we had a cash balance of $77.9 million. Our net cash provided by operating activities in the third quarter 2011 was $1.5 million. Our net cash used in investing activities in the third quarter 2011 was $36.0 million including capital expenditures of $25.3 million. Within the payment of capital expenditures, $22.6 million was related to the acquisition of the new office premise in Wuxi in July 2011.

Days sales outstanding (“DSO”) was 155 days for the third quarter 2011 and 153 days for the third quarter 2010. The higher DSO for the third quarter 2011 was mainly due to higher revenues from domestic China customers and fixed price projects. DSO is calculated by dividing average accounts receivable, net of deferred revenues, by the period’s gross revenues, and multiplying by the number of days in the period.

Results of operations for the first nine months 2011

Net revenues

Net revenues increased $62.4 million or 46.1% to $197.6 million in the first nine months 2011 from $135.2 million in the first nine months 2010. The increase reflects mainly organic growth from existing and new clients.

Net revenues by service line

The following table shows our net revenues by service line.

US$ in thousands, except %	First Nine Months 2010%		First Nine Months 2011%
IT services
ADM	42,256	31.3%	67,207	34.0%
R&D	45,523	33.7%	61,710	31.2%
Infrastructure and software	2,988	2.2%	8,600	4.4%

IT services, total	90,767	67.2%	137,517	69.6%
Consulting & Solutions	39,768	29.4%	51,176	25.9%
BPO services	4,663	3.4%	8,886	4.5%

Total net revenues	135,198	100.0%	197,579	100.0%

Net revenues from IT Services increased $46.7 million or 51.5% to $137.5 million in the first nine months 2011 from $90.8 million in the first nine months 2010. Net revenues from Consulting & Solutions increased $11.4 million or 28.7% to $51.2 million in the first nine months 2011 from $39.8 million in the first nine months 2010. Net revenues from BPO services increased 90.6% to $8.9 million in the first nine months 2011 from $4.7 million in the first nine months 2010. The increase of net revenues in each service line was primarily a result of deepening and broadening our engagements with existing clients and addition of new clients.

Net revenues by geographic markets

The following table shows our net revenues by geographic markets.

US$ in thousands, except %	First Nine Months 2010%		First Nine Months 2011%
Greater China	75,105	55.6%	113,131	57.3%
Global:
United States	38,304	28.3%	50,264	25.4%
Europe	7,742	5.7%	15,705	7.9%
Japan	13,922	10.3%	17,911	9.1%
Others	125	0.1%	568	0.3%

Global total	60,093	44.4%	84,448	42.7%

Total net revenues	135,198	100.0%	197,579	100.0%

We have experienced balanced growth across our geographic markets. Our net revenues from Greater China clients increased $38.0 million or 50.6% to $113.1 million in the first nine months 2011 from $75.1 million in the first nine months 2010. Net revenues from Global clients increased $24.3 million or 40.5% to $84.4 million in the first nine months 2011 from $60.1 million in the first nine months 2010.

Net revenues by client industry

The following table shows our net revenues by client industry.

US$ in thousands, except %	First Nine Months 2010%		First Nine Months 2011%
Technology	46,523	34.4%	59,278	30.0%
Communications	52,641	39.0%	77,205	39.1%
BFSI	19,868	14.7%	40,009	20.2%
Energy, transportation and public	9,498	7.0%	8,949	4.5%
Others	6,668	4.9%	12,138	6.2%

Total net revenues	135,198	100.0%	197,579	100.0%

Net revenues from technology clients increased $12.8 million or 27.4% to $59.3 million in the first nine months 2011 from $46.5 million in the first nine months 2010. Net revenues from communications clients increased $24.6 million or 46.7% to $77.2 million in the first nine months 2011 from $52.6 million in the first nine months 2010. Net revenues from BFSI clients increased $20.1 million or 101.4% to $40.0 million in the first nine months 2011 from $19.9 million in the first nine months 2010. Net revenues from energy, transportation and public sector clients decreased $0.6 million or 5.8% to $8.9 million in the first nine months 2011 from $9.5 million in the first nine months 2010 primarily as a result of the completion of a major project in 2010. Net revenues from all other industries increased $5.4 million to $12.1 million in the first nine months 2011 from $6.7 million in the first nine months 2010.

Net revenues by key clients

Net revenues from our top five clients totaled $85.8 million or 43.4% of total net revenues in the first nine months 2011 compared with $64.2 million or 47.5% in the first nine months 2010. The reduced key client concentration reflected increased revenues from a broader client base.

Net revenues by pricing method

The following table shows our net revenues by pricing method.

US$ in thousands, except %	First Nine Months 2010%		First Nine Months 2011%
Time-and-expense basis	56,810	42.0%	77,326	39.1%
Fixed-price basis	76,638	56.7%	117,656	59.6%
Volume basis (BPO)	1,750	1.3%	2,597	1.3%

Total net revenues	135,198	100.0%	197,579	100.0%

Net revenues from time-and-expenses basis projects increased $20.5 million or 36.1% to $77.3 million in the first nine months 2011 from $56.8 million in the first nine months 2010. Net revenues from fixed-price basis projects increased $41.1 million or 53.5% to $117.7 million in the first nine months 2011 from $76.6 million in the first nine months 2010. Net revenues from volume basis increased $0.8 million or 48.4% to $2.6 million in the first nine months 2011 from $1.8 million in the first nine months 2010.

Cost of revenues, gross profit and gross profit margin

Cost of revenues increased $38.5 million or 44.0% to $125.8 million in the first nine months 2011 from $87.3 million in the first nine months 2010 primarily due to service delivery employees added to enable and match the growth of our business.

Gross profit increased $23.9 million or 50.0% to $71.8 million in the first nine months 2011 from $47.9 million in the first nine months 2010. Gross profit margin increased to 36.3% in the first nine months 2011 from 35.4% in the first nine months 2010 primarily due to efficiency improvements, optimization in our service mix, favorable pricing adjustments in certain clients and leverage of government support.

Operating expenses

Operating expenses increased $10.9 million or 23.3% to $57.9 million in the first nine months 2011 from $47.0 million in the first nine months 2010 primarily due to: (a) increase of salary and compensation expenses, including share-based compensation expenses, as a result of our continuous investment in management capacity, sales force and marketing efforts to support our top line growth and research and development activities and (b) increase of professional service expenses including audit fees, legal counsel fees and financial advisory fees as a public company.

Excluding share-based compensation and amortization of intangible assets from acquisitions, the non-GAAP operating expenses (note 1) were $50.2 million, or 25.4% of net revenues in the first nine months 2011 compared with $40.2 million, or 29.7% of net revenues in the first nine months 2010. The decrease of operating expenses as a percentage of net revenues reflected the benefit of scalability from our earlier investments in management teams, sales and delivery network and infrastructure.

Income from operations

Income from operations was $15.8 million in the first nine months 2011 and $5.1 million in the first nine months 2010 due to the factors explained above.

Our non-GAAP income from operations (note 1) increased $12.4 million or 104.8% to $24.3 million in the first nine months 2011 from $11.9 million in the first nine months 2010.

Change in fair value of convertible notes derivatives

The change in fair value of convertible notes derivatives was recognized as a gain of $2.8 million in the first nine months 2011 in our consolidated statement of operations, compared with a loss of $1.0 million in the first nine months 2010.

Interest expense

Interest expense was $1.4 million in the first nine months 2011 and $3.6 million in the first nine months 2010. Interest expense in the first nine months 2011 included imputed interest of $0.7 million accrued for our convertible notes, and $0.7 million of interest on short-term bank borrowings. The interest expense in the first nine months 2010 was mainly the interest of $2.7 million accrued for our convertible notes, and $0.9 million on short-term bank borrowings. By March 3, 2011, all our convertible notes, together with accrued interest thereon, were converted into our ordinary shares.

Income taxes

Income tax expense was $1.0 million in the first nine months 2011 compared with $0.2 million in the first nine months 2010 primarily as a result of increased profit or reduced loss in certain China entities and two overseas entities. We currently estimate that the effective tax rate will be at approximately 5.9% for the year 2011.

Net income

Net income was $16.7 million in the first nine months 2011 and $0.3 million in the first nine months 2010. The improvement was due to the factors explained above.

Our non-GAAP net income (note 1) increased $12.4 million or 115.7% to $23.1 million in the first nine months 2011 from $10.7 million in the first nine months 2010.

Earnings per ADS

Basic earnings per ADS were an income of $0.30 in the first nine months 2011 and a loss of $0.15 in the first nine months 2010.

Diluted earnings per ADS were an income of $0.28 in the first nine months 2011 and a loss of $0.15 in the first nine months 2010.

Non-GAAP diluted earnings per ADS (note 1) were $0.38 in the first nine months 2011 and $0.19 in the first nine months 2010.

Each ADS represents 10 ordinary shares.

Cash and Cash Flow

As of September 30, 2011, we had a cash balance of $77.9 million. Our net cash used in operating activities in the first nine months 2011 was $10.8 million. Our net cash used in investing activities in the first nine months 2011 was $56.4 million including capital expenditures of $42.5 million. Within the payment of capital expenditures, a payment of $34.2 million was related to the acquisition of the new office premise in Wuxi in July 2011.

Days sales outstanding was 154 days for the first nine months 2011 and 155 days for the first nine months 2010.

Recent Developments

Grants of restricted share units

In the third quarter 2011, the Company granted 1,172,216 restricted share units to employees with vesting period of 3 or 4 years. One ADS is equivalent to 10 ordinary shares.

Outlook for the fourth quarter of 2011 and full year 2011

For the fourth quarter 2011, iSoftStone expects to achieve the following targets:

•	Net revenues for the fourth quarter 2011: $84.4 million to $86.4 million.

•	Net income for the fourth quarter 2011: $7.0 million to $7.5 million.

•	Non-GAAP net income for the fourth quarter 2011: $11.0 million to $11.5 million.

•

Non-GAAP diluted earnings per ADS for the fourth quarter 2011 to be approximately $0.18, assuming 59.6 million average ADSs will be outstanding in the fourth quarter 2011. One ADS represents 10 ordinary shares.

For the year 2011, iSoftStone expects the following measures to be within the ranges below:

•	Net revenues in 2011: $282.0 million to $284.0 million.

•	Net income in 2011: $24.0 million to $24.5 million.

•	Non-GAAP net income in 2011: $34.0 million to $34.5 million.

•	Non-GAAP diluted earnings per ADS in 2011: $0.56 to $0.57 assuming 59.9 million average ADSs will be outstanding in 2011. One ADS represents 10 ordinary shares.

Non-GAAP measures

To supplement our financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation, amortization of intangible assets from acquisitions, interest expense of convertible notes, changes in fair value of convertible notes derivatives and changes in fair value of contingent consideration in business combinations. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Note 1

Our non-GAAP information (including non-GAAP operating expenses, income from operations, net income and diluted earnings per ADS) excluded share-based compensation, interest expense of convertible notes, change in fair value of convertible notes derivatives, changes in fair value of contingent consideration in connection with business combination and amortization of intangible assets from acquisitions. For a reconciliation of our non-GAAP measures to our U.S. GAAP measures, please see the reconciliation table at the end of this earnings release.

Conference Call on November 14, 2011

iSoftStone will host an earnings conference call and live webcast covering its third quarter 2011 financial results at 8:00 a.m. Eastern Standard Time (New York) on November 14, 2011 (which is also 9:00 p.m. in Beijing and Hong Kong on November 14).

The dial-in details for the live conference call are:

International toll dial-in	65 6723 9381

U.S. toll-free	1 866 519 4004

China Domestic toll-free	land 800 819 0121

China Mobile toll-free	400 620 8038

Hong Kong toll-free	800 930 346

Participant pass code	ISS

A live and archived webcast of the conference call will be available on the Investors section of iSoftStone’s website at www.isoftstone.com. To join the webcast, please go to iSoftStone’s website at least 15 minutes prior to the start of the call to register and download and install any necessary audio software.

A telephone replay of the call will be available two hours after the conclusion of the conference call through 8:00 a.m. Eastern Standard Time on November 22, 2011. The dial-in details for the replay are as follows: U.S. toll-free at 1 866 214 5335, international dial-in at +61 2 8235 5000, and the replay pass code for both replays is 1789 5962.

Safe harbor statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include our preliminary unaudited results for the third quarter 2011 and the first nine months 2011, our financial outlook for the fourth quarter and full year 2011, our assessment of the business environment in greater China and globally (including expectations as to inflation rates in China), our ability to achieve continued operational and delivery efficiencies and a diversified revenue base and our expectations regarding continued strong client demand for, and related purchasing patterns for, our service offerings both with respect to existing contracts and new contracts.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the third quarter and the first nine months 2011 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the fourth quarter and full year 2011, continue to realize operational and delivery efficiencies and continued strong client demand or achieve a diversified revenue base, effectively capitalize on our growth opportunities and strategies, enter targeted markets, or otherwise grow our business in the manner planned, successfully complete planned acquisitions or strategic investments or recognize the anticipated benefits of our acquisitions and strategic investments, on a timely basis or at all. Our customers may vary their purchasing patterns in response to the economic environment in Greater China and globally. In addition, other risks and uncertainties that could cause our actual results to differ from what we currently anticipate include: our ability to effectively manage our rapid growth; intense competition from China-based and international IT services companies; our ability to attract and retain sufficiently trained professionals to support our operations; and our ability to anticipate and develop new services and enhance existing services to keep pace with rapid changes in technology and in our selected industries. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see “Risk Factors” that begins on page 6 of our 2010 Annual Report on Form 20-F that we filed with the U.S. Securities and Exchange Commission on May 31, 2011, which can be found on our website at www.isoftstone.com and at www.sec.gov.

All projections (including our fourth quarter 2011 and 2011 full year financial outlook) in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, after the date of this news release, except as required by law. Such information speaks only as of the date of this release.

About iSoftStone Holdings Limited

Founded in 2001, iSoftStone is a leading China-based IT services provider serving both greater China and global clients. iSoftStone provides an integrated suite of IT services and solutions including consulting & solutions, IT services, and business process outsourcing services. The company focuses on industry verticals that include technology, communications, banking, financial services, insurance, energy, transportation, and public sectors.

iSoftStone’s American depositary shares began trading on the New York Stock Exchange on December 14, 2010.

For more information, please visit www.isoftstone.com.

iSoftStone Holdings Limited

Mr. Jonathan Zhang

Chief Financial Officer

ir@isoftstone.com

Christensen

Mr. Tom Myers, +86-139-1141-3520

tmyers@christensenir.com

Source: iSoftStone Holdings Limited

www.isoftstone.com

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	December 31, 2010	September 30, 2011

Cash	181,080	77,867
Restricted cash	2,873	1,509
Accounts receivable, net of allowance	101,943	139,770
Other current assets	11,480	22,055

Total current assets	297,376	241,201
Property and equipment	17,900	21,637
Intangible assets	5,618	5,825
Goodwill	19,371	24,465
Other non-current assets	2,766	51,905

Total assets	343,031	345,033

Accounts payable	12,916	11,393
Deferred revenue	5,716	6,814
Short-term borrowings	37,275	—
Convertible notes	29,415	—
Other current liabilities	30,372	37,559

Total current liabilities	115,694	55,766
Other non-current liabilities	1,907	3,714

Total liabilities	117,601	59,480

Shareholders’ equity (note a)	224,424	283,957
Noncontrolling interest	1,006	1,596

Total liabilities and shareholders’ equity	343,031	345,033

Note a:

As of September 30, 2011, the number of ordinary shares issued and outstanding was 555,485,950.

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except per share data)

	Three-month periods ended September, 30		Nine-month periods ended September, 30
	2010	2011	2010	2011

Revenues	52,379	74,586	137,868	200,868

Business tax	(1,257)	(878)	(2,670)	(3,289)

Net revenues	51,122	73,708	135,198	197,579

Cost of revenues	(32,163)	(47,173)	(87,334)	(125,798)

Gross profit	18,959	26,535	47,864	71,781
Operating expenses:

General and administrative expenses	(11,455)	(12,760)	(32,965)	(35,975)

Selling and marketing expenses	(4,926)	(7,704)	(11,485)	(19,219)

Research and development expenses	(666)	(808)	(2,517)	(2,699)

Total operating expenses	(17,047)	(21,272)	(46,967)	(57,893)
Change in fair value of contingent consideration in connection with business combination	(10)	(61)	231	(143)

Other income, net	23	132	25	471

Government subsidies	648	501	2,910	1,541

Gain on sale of equity of a subsidiary	1,079	—	1,079	—

Income from operations	3,652	5,835	5,142	15,757

Interest income	43	265	98	916

Interest expense	(1,388)	—	(3,581)	(1,406)

Change in fair value of convertible notes derivatives	(191)	—	(1,028)	2,832

Income before provision for income taxes and loss in equity method investments, net of income taxes	2,116	6,100	631	18,099

Income taxes benefit (expense)	175	(353)	(171)	(1,046)

Income after income tax before loss in equity method investments, net of income taxes	2,291	5,747	460	17,053

Loss in equity method investments, net of income taxes	(163)	(84)	(188)	(342)

Net income	2,128	5,663	272	16,711

Earnings (loss) per share (In US$)
Basic	—	0.01	(0.02)	0.03

Diluted	—	0.01	(0.02)	0.03

Earnings (loss) per ADS (In US$)
Basic	0.03	0.10	(0.15)	0.30

Diluted	0.03	0.09	(0.15)	0.28

Weighted average shares (In thousands)
Basic	134,297	553,711	133,653	544,278

Diluted	158,365	592,847	133,653	596,263

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Statements of Cash Flows

(US dollars in thousands)

	Three-month periods ended September, 30,		Nine-month periods ended September, 30,
	2010	2011	2010	2011
Cash flows from operating activities
Net income	2,128	5,663	272	16,711
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Share-based compensation	1,455	2,446	5,817	6,329
Depreciation of property and equipment	1,652	1,787	3,508	4,846
Amortization of intangible assets	420	706	1,158	1,998
Provision of allowance for doubtful accounts	629	590	1,966	1,589
Loss on equity method investments	163	81	188	339
Gain on deconsolidation of Wuxi iCarnegie	(1,079)	—	(1,079)	—
Loss on disposal of property and equipment	4	206	135	256
Changes in fair value for contingent consideration	10	61	(231)	143
Changes in fair value of convertible notes derivatives	191	—	1,028	(2,832)
Imputed interest expense in connection with convertible notes	974	—	2,677	654
Changes in operating assets and liabilities:
Accounts receivable	(7,966)	(8,059)	(28,592)	(34,488)
Other assets	(3,070)	(5,667)	(6,283)	(10,545)
Accounts payable	3,068	(587)	5,468	(2,764)
Other liabilities	2,884	4,255	3,093	6,931

Net cash provided by (used in) operating activities	1,463	1,482	(10,875)	(10,833)
Cash flows from investing activities
Purchase of property and equipment	(3,804)	(25,332)	(10,462)	(42,543)
Deferred and contingent consideration paid for business acquisitions	(290)	—	(1,236)	—
Cost of long-term investments	—	(7,669)	(18)	(12,036)
Proceeds from deconsolidation of Wuxi iCarnegie	176	—	176	—
Purchase of intangible assets	—	—	—	(107)
Consideration paid for business acquisitions	(30)	(2,880)	(30)	(3,138)
Restricted cash	(2,888)	(166)	(4,515)	1,426

Net cash used in investing activities	(6,836)	(36,047)	(16,085)	(56,398)
Cash flows from financing activities
Proceeds from sale of ordinary shares	—	—	—	211
Payment of offering cost in connection with the issuance of ordinary shares	—	—	—	(1,485)
Proceeds from exercise of options	—	463	—	3,252
Proceeds from issuance of convertible notes, net of issuance cost of $367	—	—	8,633	—
Proceeds from short-term borrowings	11,699	—	26,447	—
Deferred and contingent consideration paid for business acquisitions	—	(47)	—	(2,371)
Payments of short-term borrowings	(2,998)	—	(23,509)	(37,627)
Capital contribution from noncontrolling interest shareholder	—	349	—	349

Net cash provided by (used in) financing activities	8,701	765	11,571	(37,671)
Effect of exchange rate changes	440	731	665	1,689

Net increase (decrease) in cash and cash equivalents	3,768	(33,069)	(14,724)	(103,213)
Cash at beginning of period	36,646	110,936	55,138	181,080

Cash at end of period	40,414	77,867	40,414	77,867

iSoftStone Holdings Limited

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands, except per share data)

1.	Reconciliation of Non-GAAP financial operating expenses, income from operations and net income to comparable GAAP measures

	Three-month periods ended September 30, 2010				Three-month periods ended September 30, 2011
	GAAP	Adjustments		Non- GAAP	GAAP	Adjustments		Non- GAAP
Operating expenses	(17,047)	1,794	(a)	(15,253)	(21,272)	2,933	(d)	(18,339)

Income from operations	3,652	1,885	(a)(b)	5,537	5,835	3,432	(d)(e)	9,267

Net income	2,128	3,050	(a)(b)(c)	5,178	5,663	3,432	(d)(e)	9,095

	Nine-month periods ended September 30, 2010				Nine-month periods ended September 30, 2011
	GAAP	Adjustments		Non- GAAP	GAAP	Adjustments		Non- GAAP
Operating expenses	(46,967)	6,782	(f)	(40,185)	(57,893)	7,712	(i)	(50,181)

Income from operations	5,142	6,744	(f)(g)	11,886	15,757	8,588	(i)(j)	24,345

Net income	272	10,449	(f)(g)(h)	10,721	16,711	6,410	(i)(j)(k)	23,121

Notes:

(a)	Adjustments to exclude share-based compensation of $1,433 and amortization of intangible assets from acquisitions of $361 from the unaudited condensed consolidated statement of operations.
(b)	Adjustments to exclude share-based compensation of $22, amortization of intangible assets from acquisitions of $59 and change in fair value of contingent consideration connection with business combinations of $10 from the unaudited condensed consolidated statement of operations.
(c)	Adjustments to exclude interest expenses of convertible notes of $974 and change in fair value of convertible notes derivatives of $191 from the unaudited condensed consolidated statement of operations.
(d)	Adjustments to exclude share-based compensation of $2,346 and amortization of intangible assets from acquisitions of $587 from the unaudited condensed consolidated statement of operations.
(e)	Adjustments to exclude share-based compensation of $100, amortization of intangible assets from acquisitions of $338 and change in fair value of contingent consideration connection with business combinations of $61 from the unaudited condensed consolidated statement of operations.
(f)	Adjustments to exclude share-based compensation of $5,711 and amortization of intangible assets from acquisitions of $1,071 from the unaudited condensed consolidated statement of operations.

(g)	Adjustments to exclude share-based compensation of $106, amortization of intangible assets from acquisitions of $87 and change in fair value of contingent consideration connection with business combinations of $(231) from the unaudited condensed consolidated statement of operations.
(h)	Adjustments to exclude interest expenses of convertible notes of $2,677 and change in fair value of convertible notes derivatives of $1,028 from the unaudited condensed consolidated statement of operations.
(i)	Adjustments to exclude share-based compensation of $6,122 and amortization of intangible assets from acquisitions of $1,590 from the unaudited condensed consolidated statement of operations.
(j)	Adjustments to exclude share-based compensation of $207, amortization of intangible assets from acquisitions of $526 and change in fair value of contingent consideration connection with business combinations of $143 from the unaudited condensed consolidated statement of operations.
(k)	Adjustments to exclude interest expenses of convertible notes of $654 and change in fair value of convertible notes derivatives of $(2,832) from the unaudited condensed consolidated statement of operations.

2.	Reconciliation of diluted EPS to Non-GAAP diluted EPS (1)

	Three-month periods ended Sep. 30, 2010				Three-month periods ended Sep. 30, 2011
	GAAP measures	Adjustments		Non-GAAP measures	GAAP measures	Adjustments	Non-GAAP measures
Weighted average ordinary shares outstanding used in computing diluted EPS (In thousands)	158,365	302,834	(a)	461,199	592,847	—	592,847	(b)
Diluted earnings per share (In US$)	—			0.01	0.01		0.02
Diluted earnings per ADS (In US$)	0.03			0.12	0.09		0.15

Notes:

(a)	The adjustments represent (i) addition of impact of series A convertible preference shares and series B convertible redeemable preference shares assumed to have been converted into ordinary shares at the beginning of the period; (ii) addition of impact of convertible notes assumed to have been converted into ordinary shares at the beginning of the period (or at time of issuance, if later); (iii) addition of impact of share options and nonvested shares assumed to have been exercised at the beginning of period (or at time of issuance, if later).
(b)	In the earning release of last quarter, we estimated 60.7 million average ADSs or 607.0 million shares will be outstanding in the third quarter 2011. The difference with the actual number of 592.8 million shares was primarily due to the delay of new option grants and the less impact of existing stock option resulting from a lower stock price than our original estimates.

3.	Reconciliation of diluted EPS to Non-GAAP diluted EPS (2)

	Nine-month periods ended Sep. 30, 2010				Nine-month periods ended Sep. 30, 2011
	GAAP measures	Adjustments		Non-GAAP measures	GAAP measures	Adjustments	Non-GAAP measures
Weighted average ordinary shares outstanding used in computing diluted EPS (In thousands)	133,653	311,011	(a)	444,664	596,263	—	596,263
Diluted earnings per share (In US$)	(0.02)			0.02	0.03		0.04
Diluted earnings per ADS (In US$)	(0.15)			0.19	0.28		0.38

Note:

(a)	The adjustments represent (i) addition of impact of series A convertible preference shares and series B convertible redeemable preference shares assumed to have been converted into ordinary shares at the beginning of the period; (ii) addition of impact of convertible notes assumed to have been converted into ordinary shares at the beginning of the period (or at time of issuance, if later); (iii) addition of impact of share options and nonvested shares assumed to have been exercised at the beginning of period (or at time of issuance, if later).